                International Bank for Reconstruction and
                                Development



                                    LOGO


                                  Condensed
                        Quarterly Financial Statements
                               September 30, 1996
                                   (Unaudited)

                      International Bank for Reconstruction and
                                     Development

---------------------------------------------------------------------
Table of Contents
September 30, 1996
---------------------------------------------------------------------

Balance Sheet. . . . . . . . . . . . . . . . . . . . . . . . . . . .4
Statement of Income. . . . . . . . . . . . . . . . . . . . . . . . .5
Statement of Changes in Retained Earnings. . . . . . . . . . . . . .5
Statement of Cash Flows. . . . . . . . . . . . . . . . . . . . . . .6
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . .7

4 IBRD Condensed Financial Statements
---------------------------------------------------------------------
Balance Sheet
September 30, 1996 (Unaudited) and June 30, 1996
EXPRESSED IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------

                                                                                                     SEPTEMBER 30       JUNE 30
                                                                                                     ------------     -----------
ASSETS
Due from banks...................................................................................        $ 646           $ 639
Investments--Note C
 Trading.........................................................................................       17,432          15,001
 Held-to-maturity................................................................................        1,165           1,169
Securities purchased under resale agreements--Note C.............................................          956           1,282
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital...........        1,825           1,765
Receivable from currency swaps...................................................................       19,945          18,010
Receivable from covered forwards.................................................................        1,171             204
Other receivables................................................................................        3,159           5,316
Loans outstanding--Note D
 Total loans.....................................................................................      162,496         164,766
 Less undisbursed balance........................................................................       51,909          54,520
                                                                                                      --------        --------
   Loans outstanding.............................................................................      110,587         110,246
 Less accumulated provision for loan losses......................................................        3,366           3,340
                                                                                                      --------        --------
   Loans outstanding net of accumulated provision................................................      107,221         106,906
                                                                                                      --------        --------
Other assets.....................................................................................        1,702           1,712
                                                                                                      --------        --------
TOTAL ASSETS.....................................................................................     $155,222        $152,004
                                                                                                      --------        --------
                                                                                                      --------        --------
LIABILITIES
Borrowings--Note E
 Short-term......................................................................................  $     5,222      $    4,328
 Medium- and long-term...........................................................................       93,829          92,391
                                                                                                      --------        --------
                                                                                                        99,051          96,719
Securities sold under agreements to repurchase and payable for cash collateral received--Note C..          797           2,439
Payable for currency swaps.......................................................................       21,302          19,427
Payable for covered forwards.....................................................................        1,152             202
Payable for Board of Governors-approved transfers--Note F........................................          120             205
Other liabilities................................................................................        4,213           4,712
                                                                                                      --------        --------
 TOTAL LIABILITIES...............................................................................      126,635         123,704
                                                                                                      --------        --------

EQUITY
Capital stock
 Authorized (1,558,478 shares--September 30, 1996 and June 30, 1996)
  Subscribed (1,505,909 shares--September 30, 1996; 1,497,325 shares--June 30, 1996).............      181,665         180,630
  Less uncalled portion of subscriptions.........................................................      170,640         169,636
                                                                                                      --------        --------
                                                                                                        11,025          10,994
Deferred amounts to maintain value of currency holdings of paid-in capital stock.................           81             136
Payments on account of pending subscriptions--Note B.............................................           11              15
Retained earnings (see Statement of Changes in Retained Earnings, Note F)........................       16,422          16,099
Cumulative translation adjustment................................................................        1,048           1,056
                                                                                                      --------        --------
 TOTAL EQUITY....................................................................................       28,587          28,300
                                                                                                      --------        --------
TOTAL LIABILITIES AND EQUITY.....................................................................     $155,222        $152,004
                                                                                                      --------        --------
                                                                                                      --------        --------

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                          IBRD Condensed Financial Statements 5
-------------------------------------------------------------------------------
STATEMENT OF INCOME
For the three months ended September 30, 1996 (Unaudited) and
September 30, 1995 (Unaudited)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------

                                                                                                     1996        1995
                                                                                                     ----        ----
INCOME
  Loans--Note D................................................................................     $1,919      $2,077
  Investments--Note C
    Trading....................................................................................        164         216
    Held-to-maturity...........................................................................         25          26
  Securities purchased under resale agreements--Note C.........................................         18          20
  Other........................................................................................          3           3
                                                                                                    ------      ------
         Total income..........................................................................      2,129       2,342
                                                                                                    ------      ------
EXPENSES
  Borrowings--Note E...........................................................................      1,561       1,755
  Securities sold under agreements to repurchase and payable for cash collateral
    received--Note C...........................................................................         12          18
  Administrative--Note G.......................................................................        170         190
  Provision for loan losses--Note D............................................................         31          13
  Other........................................................................................          2           3
                                                                                                    ------      ------
         TOTAL EXPENSES........................................................................      1,776       1,979
                                                                                                    ------      ------
OPERATING INCOME...............................................................................        353         363
Less contributions to special programs.........................................................         30          28
                                                                                                    ------      ------
NET INCOME.....................................................................................     $  323      $  335
                                                                                                    ------      ------
                                                                                                    ------      ------


-------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
For the three months ended September 30, 1996 (Unaudited) and September 30, 1995 (Unaudited)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------


                                                                                                    1996         1995
                                                                                                    ----         ----
Retained earnings at beginning of the fiscal year..............................................    $16,099     $15,502
  Board of Governors-approved transfers--Note F................................................       --          --
  Net income for the period....................................................................        323         335
                                                                                                   -------     -------
Retained earnings at end of the period.........................................................    $16,422     $15,837
                                                                                                   -------     -------
                                                                                                   -------     -------

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

6 IBRD Condensed Financial Statements
-------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
For the three months ended September 30, 1996 (Unaudited) and September 30, 1995 (Unaudited)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------



                                                                                                      1996          1995
                                                                                                      ----          ----
Cash flows from lending and investing activities
         Loans
           Disbursements.......................................................................     $ (3,446)     $ (3,275)
           Principal repayments and prepayments................................................        2,989         3,412
         Investments: Held-to-maturity
           Purchases...........................................................................       (1,736)       (1,760)
           Maturities..........................................................................        1,755         1,780
                                                                                                    --------      --------
               Net cash (used in) provided by lending..........................................         (438)          157
                                                                                                    --------      --------
Cash flows used for payments for Board of Govornors-approved transfers.........................          (85)          (30)
Cash flows from financing activities
         Medium- and long-term borrowings
           New issues..........................................................................        3,943         3,840
           Retirements.........................................................................       (2,519)       (2,010)
         Net short-term borrowings.............................................................          870           777
         Net currency swaps....................................................................          (60)         (122)
         Net capital stock transactions........................................................           13             6
                                                                                                    --------      --------
               Net cash provided by financing..................................................        2,247         2,491
                                                                                                    --------      --------
Cash flows from operating activities
         Net income............................................................................          323           335
         Adjustments to reconcile net income to net cash provided by operating activities
           Depreciation and amortization.......................................................           99            98
           Provision for loan losses...........................................................           31            13
           Net changes in other assets and liabilities.........................................           (6)           71
                                                                                                    --------      --------
               Net cash provided by operating..................................................          447           517
                                                                                                    --------      --------
Effect of exchange rate changes on unrestricted cash and liquid investments....................           28        (1,090)
                                                                                                    --------      --------
Net increase in unrestricted cash and liquid investments.......................................        2,199         2,045
Unrestricted cash and liquid investments at beginning of the fiscal year.......................       14,730        17,072
                                                                                                    --------      --------
Unrestricted cash and liquid investments at....................................................      $16,929       $19,117
                                                                                                    --------      --------
                                                                                                    --------      --------
Composed of
         Investments held in trading portfolio.................................................      $17,432       $20,060
         Unrestricted currencies (included in Due from banks)..................................           30           227
         Net payable for investment securities traded/purchased................................         (711)         (106)
         Net receivable from covered forwards..................................................           19             6
         Net receivable (payable) for securities purchased/sold under resale/repurchase
           agreements and payable for cash collateral received.................................          159        (1,070)
                                                                                                    --------      --------
                                                                                                     $16,929       $19,117
                                                                                                    --------      --------
                                                                                                    --------      --------
Supplemental disclosure
         Increase (decrease) in ending balances resulting from exchange rate fluctuations
           Loans outstanding...................................................................       $ (116)      $(8,652)
           Borrowings..........................................................................          (57)       (7,495)
           Currency swaps......................................................................         --            (265)
           Investments: Held-to-maturity.......................................................           15           (10)

    THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                          IBRD Condensed Financial Statements 7
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE A--FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 1996 financial statements and the notes included therein. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of financial position. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

During the first quarter of fiscal year 1997, IBRD adopted a new accounting standard which prescribes the accounting for impairment of long-lived assets. This accounting standard does not apply to financial instruments. The adoption of this new accounting standard, however, had no impact on IBRD's financial statements.

Certain reclassifications of prior period information have been made to conform to the current period's presentation.

NOTE B--CAPITAL

In February 1993 IBRD's Executive Directors decided that the Socialist Federal Republic of Yugoslavia (SFRY) had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics--Bosnia and Herzegovina, the Republic of Croatia, the Republic of Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession have been met.

NOTE C--INVESTMENTS

The annualized rate of return on average investments in the Trading portfolio, net of agreements to repurchase and cash collateral received, during the three months ended September 30, 1996, including both realized and unrealized gains and losses, was 4.44 percent (4.96 percent--September 30, 1995). The annualized rate of return on average investments in the Held-to-maturity portfolio during the three months ended September 30, 1996 was 8.27 percent (8.44 percent--September 30, 1995).

NOTE D--LOANS AND GUARANTEES

On August 1, 1996, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1997 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal year ended June 30, 1996. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on currency pool loans which a borrower converts from interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the three months ended September 30, 1996, the combined effect of these waivers was to reduce Net Income by $67 million ($70 million--September 30, 1995).

Further, on August 1, 1996, IBRD's Executive Directors approved a one-year commitment fee waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1997. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1996. For the three months ended September 30, 1996, the effect of the commitment fee waiver was to reduce Net Income by $57 million ($59 million--September 30, 1995).

8 IBRD Condensed Financial Statements
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
-------------------------------------------------------------------------------

 In connection with the cessation of the membership of the SFRY discussed in Note B, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

At September 30, 1996, no loans payable to IBRD other than those referred to in the following paragraph were overdue by more than three months.

At September 30, 1996, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,511 million ($2,520 million--June 30, 1996), of which $1,277 million ($1,227 million--June 30, 1996) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $846 million ($808 million--June 30, 1996). If these loans had not been in nonaccrual status, income from loans for the three months ended September 30, 1996 would have been higher by $44 million ($49 million--September 30, 1995).

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if (a) principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future, or if (b) development credits made by the International Development Association (IDA) to such member are placed in nonaccrual status. When a member pays its arrears in full, its loans emerge from nonaccrual status and its eligibility for new loans is restored. However, if collectibility risk is considered to be particularly high at the time of arrears clearance or if IBRD refinances/reschedules nonaccruing loans to a member so that no debt-service payments remain overdue, its loans would not automatically emerge from nonaccrual status, even though its eligibility for new loans would have been restored. After a suitable period of payment performance has passed from the time of arrears clearance, a decision on the restoration of accrual status would be made on a case-by-case basis.

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS
-----------------------------------------------------------------------------------
                                                 SEPTEMBER 30, 1996
                                 --------------------------------------------------
                                  PRINCIPAL       PRINCIPAL AND        NONACCRUAL
BORROWER                         OUTSTANDING     CHARGES OVERDUE         SINCE
-----------------------------------------------------------------------------------
WITH OVERDUES

  Federal Republic of
    Yugoslavia.................    $1,203            $1,198          September 1992
  Iraq.........................        51                68          December 1990
  Liberia......................       152               254          June 1987
  Sudan........................         6                 3          January 1994
  Syrian Arab Republic.........       400               541          February 1987
  Zaire........................        88                59          November 1993
                                   ------            ------

Total..........................     1,900             2,123

WITHOUT OVERDUES

  Bosnia and Herzegovina.......       611                --          September 1992
                                   ------            ------

Total..........................    $2,511            $2,123
                                   ------            ------
                                   ------            ------

The average recorded investment in nonaccruing loans during the three months ended September 30, 1996 was $2,537 million ($2,536 million--September 30,
1995).

                                          IBRD Condensed Financial Statements 9
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

During the three months ended September 30, 1996 and September 30, 1995, no loans came out of nonaccrual status.

An analysis of the changes to the Accumulated Provision for Loan Losses for the three months ended September 30, 1996 and for the fiscal year ended June 30, 1996 appears below:

IN MILLIONS
-------------------------------------------------------------------------------
                                                      SEPTEMBER 30      JUNE 30
                                                      ------------      -------
Balance, beginning of the fiscal year..............      $3,340         $3,740
Provision for loan losses for the period...........          31             42
Translation adjustment for the period..............          (5)          (442)
                                                         ------         ------
Balance, end of the period.........................      $3,366         $3,340
                                                         ------         ------
                                                         ------         ------

Guarantees of $1,611 million at September 30, 1996 ($1,537 million--June 30,
1996) were not included in reported loan balances. At September 30, 1996, $148 million of these guarantees were subject to call ($122 million--June 30, 1996). IBRD also has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At September 30, 1996, these guarantees, approximating $1 million ($1 million--June 30, 1996), were subject to call.

Under an IDA program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At September 30, 1996, IDA had approved credits of $1,379 million ($1,379 million--June 30, 1996) under this program from inception, of which $1,331 million ($1,327 million--June 30, 1996) had been disbursed to the eligible countries.

NOTE E--BORROWINGS

The annualized average cost of borrowings outstanding (after swaps), including short-term borrowings, during the three months ended September 30, 1996 was 6.25 percent (6.48 percent--September 30, 1995).

NOTE F--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings is comprised of the following elements at September 30, 1996 and June 30, 1996:

IN MILLIONS
-------------------------------------------------------------------------------
                                                      SEPTEMBER 30      JUNE 30
                                                      ------------      -------
Special Reserve....................................     $   293         $   293
General Reserve....................................      14,159          13,909
Surplus............................................         710             710
Unallocated Net Income.............................       1,260           1,187
                                                        -------         -------
                                                        $16,422         $16,099
                                                        -------         -------
                                                        -------         -------

10 IBRD Condensed Financial Statements
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
-------------------------------------------------------------------------------

Unallocated Net Income consists of earnings in the current and previous fiscal years. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, annually approves transfers out of unallocated Net Income, after an assessment by the Executive Directors of IBRD's reserve needs, and periodically has approved transfers out of Surplus, to various programs or entities for development purposes consistent with IBRD's Articles of Agreement.

On August 1, 1996, the Executive Directors allocated $250 million of the net income earned in the fiscal year ended June 30, 1996 to the General Reserve. On October 3, 1996, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA, by way of grant, and $637 million to Surplus. On the same day, the Board of Governors approved the following transfers, by way of grant, out of Surplus: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA and $500 million to the Highly Indebted Poor Countries
(HIPC) Trust Fund to be established or other arrangements in support of the HIPC Debt Initiative when other creditors of the eligible beneficiary countries are determined by IBRD to have agreed to meet their share of the costs envisaged within the framework of the initiative.

NOTE G--ADMINISTRATIVE EXPENSES

In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. Under this program 608 staff were identified. The total cost of this program was $112 million, of which $45 million was charged to IDA. At September 30, 1996, $36 million ($3 million--September 30, 1995) has been charged against the accrual of $112 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

Administrative expenses for the three months ended September 30, 1996 are net of the management fee of $122 million ($128 million--September 30, 1995) charged to IDA and $15 million ($14 million--September 30, 1995) charged to reimbursable programs. Included in the amounts charged to reimbursable programs are allocated charges of $6 million ($5 million--September 30, 1995) charged to the International Finance Corporation and $0.2 million ($0.2 million--September 30,
1995) charged to the Multilateral Investment Guarantee Agency.

NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                         AND DEVELOPMENT               Page 1
                         LIABILITIES MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             NEW BORROWINGS (MLT) 01-JUL-1996  thru  30-SEP-1996

Source: Public


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------

Australian dollars
------------------

8.25% AUD Notes of 1996,
due July 8, 1999                539           AUD           1       100,000,000       78,260,000         08-JUL-1996
8.25% AUD Notes of 1996,
due July 8, 1999                539           AUD           2        50,000,000       39,130,000         08-JUL-1996
8.25% AUD NOTES OF 1996,
DUE JULY 31, 2000               543           AUD           1       100,000,000       78,830,000         31-JUL-1996
7.50% AUD NOTES OF 1996,
DUE AUGUST 13, 1996             545           AUD           1       150,000,000       116,790,000        13-AUG-1996
7.00% AUD NOTES OF 1996,
DUE JULY 27, 2000               546           AUD           1       100,000,000        79,070,000        27-AUG-1996
                                                                                      -----------
** Total By Currency                                                                  392,080,000
                                                                                      -----------

Canadian dollars
------------------

6.50% CAD Notes of 1996,
due September 20, 2002          548           CAD            1       100,000,000       72,939,460        20-SEP-1996

Hong Kong dollars
------------------

7.00% HKD LAF ELIGIBLE NOTES
OF 1996, DUE JULY 8, 1999       540           HKD            1     1,000,000,000      129,190,621        08-JUL-1996

Italian lire
------------------

ITL 200 BILLION 5-YR CAPPED
AND CALLABLE FLOATER             13           ITL            1   200,000,000,000      130,329,669         03-JUL-1996
ITL 300 BILLION CAPPED FLOATING
RATE NOTE, DUE AUG 5, 2003       17           ITL            1   300,000,000,000      197,524,361         05-AUG-1996
                                                                                      -----------
** Total By Currency                                                                  327,854,030
                                                                                      -----------

NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                        AND DEVELOPMENT                Page 2
                         LIABILITIES MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             NEW BORROWINGS (MLT) 01-JUL-1996  thru  30-SEP-1996

Source: Public


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------

Japanese yen
------------------

6.60% JPY/AUD Dual
Currency Bonds of 1996,
due Jul 17, 1998                 15           JPY            1     7,000,000,000       63,291,139        17-JUL-1996
5.0% JPY/USD Dual
Currency Bonds of 1996,
due Jul 30, 1998                 16           JPY            1    30,000,000,000      277,315,585        30-JUL-1996
5.10% JPY/USD Dual
Currency Bonds of 96,
due August 27, 1998              19           JPY            1     7,000,000,000       64,635,272        27-AUG-1996
6.62% JPY/AUD Dual
Currency Bonds of 1996,
due Aug 13, 1998                 20           JPY            1    10,000,000,000       92,336,103        13-AUG-1996
7.00% JPY/NZD Dual
Currency Bonds of 96,
due August 29, 1997              21           JPY            1     5,000,000,000       46,296,296        28-AUG-1996

                                                                                      -----------
** Total By Currency                                                                  543,874,395
                                                                                      -----------

New Zealand dollars
------------------
9.00% NZD Notes of 1996,
due July 8, 1999                541           NZD            1      100,000,000        68,480,000        08-JUL-1996
9.00% Notes of 1996,
due July 8, 1999                541           NZD            2      100,000,000        68,480,000        08-JUL-1996
9.00% NZD Notes of 1996,
due  July 8, 1999               541           NZD            3       50,000,000        34,240,000        08-JUL-1996

                                                                                      -----------
** Total By Currency                                                                  171,200,000
                                                                                      -----------

United States dollars
------------------
6.70% USD CALLABLE NOTES OF
1996, DUE JULY 19, 1999          18           USD            1       50,000,000        50,000,000        19-JUL-1996
6-5/8% BONDS OF 1996,
DUE AUGUST 21, 2006             268           USD            1    1,000,000,000     1,000,000,000        21-AUG-1996
6.25% USD NOTES OF 1996,
DUE DECEMBER 30, 1998           542           USD            1      200,000,000       200,000,000        10-JUL-1996


NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                        AND DEVELOPMENT                Page 3
                        LIABILITIES MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             NEW BORROWINGS (MLT) 01-JUL-1996 thru 30-SEP-1996

Source: Public


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------
5.68% USD NOTES OF 1996,
DUE SEPTEMBER 27, 1999          549           USD           1     1,000,000,000     1,000,000,000        26-SEP-1996
                                                                                    -------------
** Total By Currency                                                                2,250,000,000
                                                                                    -------------

South African Rand
----------------------
ZAR 200 Million 13.625% Bonds
of 1996 due August 12, 1999     544           ZAR           1       200,000,000        44,444,444        12-AUG-1996
                                                                                    -------------
** Total By Source                                                                  3,931,582,950
                                                                                    -------------


NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                        AND DEVELOPMENT                Page 4
                         LIABILITIES MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
              NEW BORROWINGS (MLT) 01-JUL-1996 thru 30-SEP-1996

Source: Private


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------

Italian lire
----------------------
8.75% ITL 30 bn Notes of 1996
due August 22, 2005             547           ITL           1    30,000,000,000        19,765,971        22-AUG-1996


NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                 AND DEVELOPMENT LIABILITIES           Page 5
                              MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             MATURED BORROWINGS (MLT) 01-JUL-1996 thru 30-SEP-1996

Source: Official


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------

Deutsche mark
----------------------
8.94% DEM Notes of 1991,
Due August 1, 1996              272           DEM           1       250,000,000       169,101,732        01-AUG-1996



Indicates Partial Maturity

NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                 AND DEVELOPMENT LIABILITIES           Page 6
                              MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             MATURED BORROWINGS (MLT) 01-JUL-1996 thru 30-SEP-1996

Source: Public


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------
Belgian francs
----------------------
7.25% BF Bonds of 1986,
due 1996                         11           BEF           1     5,000,000,000       164,230,580        28-AUG-1996

Canadian dollars
----------------------

9% Can$ Notes of 1986,
due 1996                         23           CAD           1       100,000,000        73,030,549        03-SEP-1996

Deutsche mark
----------------------

6% DM Bonds of 1986,
due 1996                         241          DEM           1       500,000,000       327,718,424        15-JUL-1996

6% DM Bonds of 1986, due 1996    244          DEM           1       300,000,000       196,631,055        15-JUL-1996
                                                                                    -------------
** Total By Currency                                                                  524,349,479
                                                                                    -------------

Hong Kong dollars
----------------------

9.05% HKD 500 Million Bonds
of 1991, due 9/27/96               4          HKD            1      500,000,000        64,665,904        27-SEP-1996

Japanese yen
----------------------

5.75% JPY Bonds of 1986,
due Aug. 7, 1996 (10th Issue)    116          JPY            1   50,000,000,000       467,726,848        07-AUG-1996


* Indicates Partial Maturity

NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                        AND DEVELOPMENT                Page 7
                         LIABILITIES MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             MATURED BORROWINGS (MLT) 01-JUL-1996 thru 30-SEP-1996

Source: Public


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------

Netherlands guilders
----------------------
7.5% f. Bonds of 1985,
due 1991-1997                     73          NLG            1       57,142,000        34,474,811        01-SEP-1996*
6.25% f. Bonds of 1986,
due August 15, 1996               83          NLG            1      300,000,000       180,962,722        15-AUG-1996
                                                                                    -------------
** Total By Currency                                                                  215,437,533
                                                                                    -------------
United States dollars
----------------------

USD Zero Coupon of 1985,
due 15 Aug. 1996                 189          USD           12      18,000,000         18,000,000        15-AUG-1996
Lira Libor-Linked Inverse
USD FRNs due 9-13-96             260          USD            1     100,000,000        100,000,000        13-SEP-1996
                                                                                    -------------
** Total By Currency                                                                  118,000,000
                                                                                    -------------
                                                                                    -------------
** Total By Source                                                                  1,627,440,893
                                                                                    -------------

* Indicates Partial Maturity

NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                        AND DEVELOPMENT                Page 8
                         LIABILITIES MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             MATURED BORROWINGS (MLT) 01-JUL-1996 thru 30-SEP-1996

Source: Private


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------
Italian lire
----------------------
10.8 ITL Euro MTN Notes
of 1991, due 8/20/96            1001          ITL            1   50,000,000,000        32,966,961        20-AUG-1996
10.625% ITL Bonds of 1991
due September 16, 1996          1003          ITL            1   40,000,000,000        26,193,782        16-SEP-1996
                                                                                    -------------
** Total By Currency                                                                   59,160,743
                                                                                    -------------
United States dollars
----------------------
USD 10 MILLION FRNS OF 1994
DUE JULY 8, 1996                   2          USD            1      10,000,000         10,000,000        08-JUL-1996
U.S. Dollar 50 Million Step-Down
Notes due 1996                   240          USD            1      50,000,000         50,000,000        22-JUL-1996
                                                                                    -------------
** Total By Currency                                                                   60,000,000
                                                                                    -------------
European currency units
----------------------

9 ECU Euro MTN Notes of 1991,
due Sept. 3, 1996               1002          XEU            1     20,000,000          25,669,200        03-SEP-1996
Euro MTN FRN ECU 10 Million
Due Sept. 20, 1996              1004          XEU            1     10,000,000          12,645,400        20-SEP-1996

                                                                                    -------------
** Total By Currency                                                                   38,314,600
                                                                                    -------------

                                                                                    -------------
** Total By Source                                                                    157,475,343
                                                                                    -------------


* Indicates Partial Maturity

NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                        AND DEVELOPMENT                Page 9
                        LIABILITIES MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             MATURED BORROWINGS (MLT) 01-JUL-1996 thru 30-SEP-1996

Source: Loans


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------
Japanese yen
----------------------
5.80% JPY Loan of 1987,
due Feb. 16, 2001                123          JPY            1    1,800,000,000        16,716,196        16-AUG-1996*
JAPANESE YEN LOAN OF 1987,
DUE 1991/1996                    125          JPY            2    2,000,000,000        18,544,274        12-AUG-1996
JAPANESE YEN LOAN OF 1987,
DUE 1994/2001                    125          JPY            3    1,000,000,000         9,272,137        12-AUG-1996*
JAPANESE YEN LOAN OF 1987,
DUE 1992/1997                    126          JPY            2    2,250,000,000        20,760,288        29-JUL-1996*
JAPANESE YEN LOAN OF 1987,
DUE 1996-2001                    127          JPY            1      660,000,000         6,087,438        31-JUL-1996*
JAPANESE YEN LOAN OF 1987,
DUE 1991-1996                    127          JPY            2    1,000,000,000         9,223,391        31-JUL-1996
JAPANESE YEN LOAN OF 1987,
DUE 1992-1997                    128          JPY            1    2,250,000,000        20,417,423        18-JUL-1996*
JAPANESE YEN LOAN OF 1987,
DUE 1994-1999                    131          JPY            1    2,700,000,000        24,302,430        10-JUL-1996*
JAPANESE YEN LOAN OF 1987,
DUE 1993-1998                    135          JPY            1    2,700,000,000        25,011,579        21-AUG-1996*
JAPANESE YEN LOAN OF 1987,
DUE 1994-1999                    136          JPY            1    1,350,000,000        12,151,215        10-JUL-1996*
                                                                                    -------------
** Total By Currency                                                                  162,486,371
                                                                                    -------------
Netherlands guilders
----------------------
8.125% NLG LOAN OF 1985,
DUE 1993-2000                     72          NLG            1       12,500,000         7,289,905        10-JUL-1996*

                                                                                    -------------
** Total By Source                                                                    169,776,276
                                                                                    -------------

* Indicates Partial Maturity

NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                        AND DEVELOPMENT                Page 10
                         LIABILITIES MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             MATURED BORROWINGS (COLTS) 01-JUL-1996  thru  30-SEP-1996

Source: Public


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------
8.1% COLTS DUE 06-AUG-1996        11          USD            1        5,400,000        5,400,000         06-AUG-1996
8% COLTS DUE 15-AUG-1996          22          USD            1        2,000,000        2,000,000         15-AUG-1996
7.65% COLTS DUE 03-SEP-1996       29          USD            1          925,000          925,000         03-SEP-1996
7.65% COLTS DUE 03-SEP-1996       30          USD            1        2,000,000        2,000,000         03-SEP-1996
8.25% COLTS DUE 17-SEP-1996       32          USD            1        3,000,000        3,000,000         17-SEP-1996
5.8% COLTS DUE 16-SEP-1996       289          USD            1        6,500,000        6,500,000         16-SEP-1996
9.46% COLTS DUE 15-JUL-1996      379          USD            1          200,000          200,000         15-JUL-1996
9.35% COLTS DUE 01-AUG-1996      523          USD            1           25,000           25,000         01-AUG-1996
9.25% COLTS DUE 16-SEP-1996      663          USD            1          100,000          100,000         16-SEP-1996
11.875% COLTS DUE 16-SEP-1996    706          USD            1           25,000           25,000         16-SEP-1996
9.4% COLTS DUE 16-SEP-1996       929          USD            1          150,000          150,000         16-SEP-1996
8.8% COLTS DUE 01-JUL-1996      1172          USD            1          100,000          100,000         01-JUL-1996
8.375% COLTS DUE 19-JUL-1996    1177          USD            1          230,000          230,000         19-JUL-1996
9% COLTS DUE 22-JUL-1996        1192          USD            1        5,500,000        5,500,000         22-JUL-1996
8.375% COLTS DUE 01-AUG-1996    1197          USD            1           30,000           30,000         01-AUG-1996
8.4% COLTS DUE 01-AUG-1996      1198          USD            1          175,000          175,000         01-AUG-1996
8.22% COLTS DUE 02-AUG-1996     1216          USD            1           25,000           25,000         02-AUG-1996
8.14% COLTS DUE 08-AUG-1996     1240          USD            1          100,000          100,000         08-AUG-1996
8.125% COLTS DUE 02-AUG-1996    1247          USD            1        1,065,000        1,065,000         02-AUG-1996
8.3% COLTS DUE 15-AUG-1996      1263          USD            1        4,000,000        4,000,000         15-AUG-1996
8.66% COLTS DUE 23-AUG-1996     1271          USD            1          150,000          150,000         23-AUG-1996
9.25% COLTS DUE 10-SEP-1996     1283          USD            1        3,000,000        3,000,000         10-SEP-1996
8.75% COLTS DUE 06-SEP-1996     1284          USD            1          500,000          500,000         06-SEP-1996
8.9% COLTS DUE 16-SEP-1996      1469          USD            1           50,000           50,000         16-SEP-1996
8.2% COLTS DUE 15-SEP-1996      1553          USD            1           25,000           25,000         15-SEP-1996
8.15% COLTS DUE 03-JUL-1996     1557          USD            1          100,000          100,000         03-JUL-1996
16.41% COLTS DUE 15-SEP-1996    1560          USD            1       66,000,000       66,000,000         15-SEP-1996


NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                        AND DEVELOPMENT                Page 11
                         LIABILITIES MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             MATURED BORROWINGS (COLT) 01-JUL-1996 thru 30-SEP-1996

Source: Public


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------

                                                                                    -------------
** Total By Currency                                                                  101,375,000
                                                                                    -------------
                                                                                    -------------
** Total By Source                                                                    101,375,000
                                                                                    -------------

NOVEMBER 7, 1996     INTERNATIONAL BANK FOR RECONSTRUCTION     ACT_RPT_025
02:30:30                        AND DEVELOPMENT                Page 12
                          LIABILITIES MANAGEMENT SYSTEM

                     SEC Report On Changes in Borrowings
             PREPAYMENT ADVICES (MLT) 01-JUL-1996  thru  30-SEP-1996

Source: Public


Description                    Issue #     Currency     Tranche     Bond Amount     US$ Equivalent     Settlement Date
----------------------------------------------------------------------------------------------------------------------

Swiss francs
----------------------
5% SwF Bonds of 1987,
due 2002                         200          CHF           1       200,000,000       165,384,933        20-AUG-1996
5% SwF Bonds of 1988,
due August 8, 2003               210          CHF           1       150,000,000       124,326,564        08-AUG-1996
                                                                                    -------------
** Total By Currency                                                                  289,711,497
                                                                                    -------------
                                                                                    -------------
** Total By Source                                                                    289,711,497
                                                                                    -------------

INTERNATIONAL BANK FOR RECONSTRUCTION  1818 H Street, N.W.      (202) 477-1234
AND DEVELOPMENT                        Washington, D.C. 20433   Cable Address:
                                            U.S.A.              INTBAFRAD


                                                                FILE NO. 1-3431
                                                                  REGULATION BW
                                                                         RULE 2
                                                              November 12, 1996

VIA EDGAR


Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

    Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

    (a) the Condensed Quarterly Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the fiscal quarter ending September 30, 1996; and

    (b) the list of transactions with regard to the Bank's securities and borrowings during the quarter ending September 30, 1996.


                                            Sincerely yours,



                                            Scott B. White
                                            Chief Counsel, Finance


Attachments